CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	$472,218,750	100.00%	$472,218,750	$26,349.81

(1)	Includes 3,375,000 shares that the underwriters may purchase to cover overallotments, if any.
(2)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-149439

PROSPECTUS SUPPLEMENT

(To prospectus dated February 28, 2008)

22,500,000 Shares

Dean Foods Company

Common Stock

We are offering 22,500,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “DF.” On May 5, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $18.47 per share.

Investing in our common stock involves risks that are described or referred to in the “Risk Factors” section beginning on page S-5 of this prospectus supplement.

	Per Share	Total
Public offering price	$18.25	$410,625,000
Underwriting discount	$.73	$16,425,000
Proceeds, before expenses, to Dean Foods Company	$17.52	$394,200,000

The underwriters may also purchase up to an additional 3,375,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about May 11, 2009.

Joint Book-Running Managers

Merrill Lynch & Co.	J.P.Morgan	Barclays Capital	Wachovia Securities

Senior Co-Manager

Rabo Securities USA, Inc.

Co-Managers

BNP PARIBAS	Calyon Securities (USA) Inc.	Credit Suisse	SunTrust Robinson Humphrey

The date of this prospectus supplement is May 5, 2009.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference in this prospectus supplement.

Unless otherwise mentioned or unless the context requires otherwise, when used in this prospectus supplement or the accompanying prospectus, the terms “Dean Foods,” “we,” “us” and “our” refer to Dean Foods Company and its consolidated subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus filed with the SEC. We have not, and the underwriters have not, authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are offering to sell, and seeking offers to buy, these shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained, or incorporated by reference, in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of shares of our common stock.

You should not consider any information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the shares of common stock. We are not making any representation to you regarding the legality of an investment in the common stock by you under applicable investment or similar laws.

You should read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision.

S-ii

SUMMARY

You should read carefully the entire prospectus supplement, including the “Risk Factors” section, the accompanying prospectus and the other documents incorporated by reference herein to understand fully the terms of our common stock, as well as the other considerations that are important in making your investment decision.

Dean Foods Company

We are one of the leading food and beverage companies in the United States. Our Fresh Dairy Direct segment (“Fresh Dairy Direct”) is the largest processor and distributor of milk and other dairy products in the country, with products sold under more than 50 familiar local and regional brands and a wide array of private labels. Our WhiteWave-Morningstar segment (“WhiteWave-Morningstar”) markets and sells a variety of nationally branded dairy and dairy-related products, such as Silk® soymilk and cultured soy products, Horizon Organic® milk and other dairy products, International Delight® coffee creamers, LAND O’LAKES® creamers and other fluid dairy products and Rachel’s Organic® dairy products. Additionally, WhiteWave-Morningstar markets and sells private label cultured and extended shelf life dairy products.

Fresh Dairy Direct—Fresh Dairy Direct (previously referred to as DSD Dairy) manufactures, markets and distributes a wide variety of branded and private label dairy case products, including milk, creamers, ice cream, juices and teas, to retailers, distributors, foodservice outlets, educational institutions and governmental entities across the United States. Due to the perishable nature of its products, Fresh Dairy Direct delivers the majority of its products directly to its customers’ locations in refrigerated trucks or trailers that we own or lease. This form of delivery is called a “direct store delivery” or “DSD” system. We believe that Fresh Dairy Direct has one of the most extensive refrigerated DSD systems in the United States. In addition to our DSD channel, approximately 11% of Fresh Dairy Direct’s products are distributed through customer warehouse systems.

Fresh Dairy Direct’s net sales totaled $9.80 billion in 2008, or 78.7%, of our consolidated net sales. Products not sold under private labels are sold under Fresh Dairy Direct’s local and regional proprietary or licensed brands. Fresh Dairy Direct sells its products primarily on a local or regional basis through its local and regional sales forces, although national customer relationships increasingly are coordinated by Fresh Dairy Direct’s corporate sales department.

WhiteWave-Morningstar—WhiteWave-Morningstar consists of two aggregated platforms: WhiteWave and Morningstar. Our WhiteWave platform manufactures, develops, markets and sells a variety of nationally branded soy, dairy and dairy-related products, such as Silk soymilk and cultured soy products, Horizon Organic milk and other dairy products, The Organic Cow® organic dairy products, International Delight coffee creamers, LAND O’LAKES creamer and fluid dairy products and Rachel’s Organic dairy products. Our Morningstar platform is one of the leading U.S. manufacturers of private label cultured and extended shelf life dairy products such as ice cream mix, sour and whipped cream, yogurt and cottage cheese.

WhiteWave-Morningstar’s net sales totaled $2.65 billion in 2008, or 21.3%, of our consolidated net sales. WhiteWave-Morningstar sells its products to a variety of customers, including grocery stores, club stores, natural foods stores, mass merchandisers, convenience stores, drug stores and foodservice outlets. WhiteWave-Morningstar sells its products through its internal sales force and through independent brokers.

Our principal executive offices are located at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Our telephone number is (214) 303-3400. We were incorporated in Delaware in 1994. We maintain a website at www.deanfoods.com. The information on our website is a not part of this prospectus.

Recent Developments

First Quarter 2009 Earnings Results

On May 1, 2009, we announced that we earned $0.48 per diluted share for the quarter ended March 31, 2009, a 129% increase over $0.21 per diluted share in the first quarter of 2008. Net income from continuing operations for the first quarter totaled $75.3 million, compared with $30.8 million in the prior year’s first quarter. Net sales for the first quarter totaled $2.7 billion, a decrease of 12% from net sales in the first quarter of 2008. The net sales decrease in the quarter was due to the pass-through of lower dairy commodity costs and slightly lower net sales in the WhiteWave branded portfolio, offset by volume growth in the Fresh Dairy Direct and Morningstar businesses.

Fresh Dairy Direct net sales for the first quarter were $2.1 billion, a 15% decrease from $2.5 billion in net sales for the first quarter of 2008. The net sales decrease was due primarily to the pass-through of lower overall dairy commodity costs to customers, offset by continued volume growth. Fresh Dairy Direct segment operating income in the first quarter was $181.7 million, an increase of 39% from the $130.9 million in the first quarter of 2008. A favorable commodity environment, strong execution across the business, continued progress against our transformation initiatives and continued volume growth all contributed to the improvement in quarterly results versus the year ago period.

The WhiteWave-Morningstar segment reported first quarter net sales of $604.3 million, 2% lower than first quarter 2008 net sales of $618.5 million. Sales of the branded portfolio at WhiteWave decreased one percent to $359 million as a result of slowing category sales growth and the previously announced exit of a foodservice relationship in the Silk brand as well as some private label organic milk business in the United Kingdom. Segment operating income in the first quarter for WhiteWave-Morningstar was $63.5 million, a 40% increase over $45.4 million in the first quarter of 2008. Segment operating margins were 10.5%, compared to 7.3% in the first quarter of 2008. Favorable dairy and energy commodities and solid cost management drove strong growth in profitability for the WhiteWave-Morningstar segment.

Execution Against Strategic Growth Plan

In February 2009, at our Investor Day Conference we announced our strategic growth plans for the next several years, which include an aggressive efficiency program that targets savings in excess of $300 million over the next three to five years. Our strategic plan encompasses three main components:

•	Extend Our Low Cost Position. The first key component of the strategic plan is to reduce costs across the business and extend our low cost position in the marketplace.

•

Drive Revenue and Profit Growth in Our Core Businesses.    In the Fresh Dairy Direct platform, we plan to build on our core manufacturing and distribution strengths to continue to increase our market share and drive strong operating returns. At WhiteWave-Morningstar, we are focused on leveraging and building upon the strong net sales growth of the branded portfolio to drive continued revenue growth and reignite segment operating profit growth.

•	Invest for Growth. The third component of our strategic plan is to invest in new capabilities and platforms to drive sustainable long-term growth.

Consistent with our plans to extend our low cost position, in April 2009, we announced the planned closure of two processing facilities within the Fresh Dairy Direct segment. Facilities in Lincoln, Nebraska and Flint, Michigan will close later this year as part of our ongoing network optimization efforts.

Recent Acquisitions

In April 2009, we acquired dairy processing businesses from Foremost Dairy in De Pere and Waukesha, Wisconsin for a purchase price of $35 million (excluding transaction costs). We have also signed an agreement to acquire Heartland Farms, a captive dairy processing facility in southern California, from Stater Brothers Markets for a purchase price of $90 million (excluding transaction costs). The agreement is subject to customary closing conditions, including regulatory approvals. We believe these dairy processing acquisitions will support our plans to drive growth in our Fresh Dairy Direct business.

THE OFFERING

Common stock offered	22,500,000 shares (or 25,875,000 shares if the underwriters’ option to purchase additional shares to cover overallotments is exercised in full).
Common stock to be outstanding after this offering	180,391,257 shares (assuming the underwriters’ option to purchase additional shares to cover overallotments is exercised in full).
Use of proceeds

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $394 million (or approximately $453 million if the underwriters exercise their overallotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use these net proceeds to repay the $122.8 million aggregate principal amount of our subsidiary’s 6.625% senior notes due May 15, 2009, and use the remaining net proceeds to repay indebtedness under our receivables-backed facility. We may re-borrow under this facility, subject to a borrowing base formula. Pending such uses, we may invest the net proceeds in short-term marketable securities. Using the net proceeds of this offering to repay indebtedness will more appropriately align our capital structure with our long-term goals, while increasing our financial and strategic flexibility given the current market environment. See “Use of Proceeds.”

Certain underwriters or affiliates of underwriters are lenders under our receivables-backed facility and, accordingly, will receive a portion of the net proceeds of this offering by reason of the repayment of indebtedness under our receivables-backed facility. See “Underwriting—Other Relationships.”

Risk Factors	See “Risk Factors” and the other information included in this prospectus supplement for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.
New York Stock Exchange Symbol	DF

The common stock to be outstanding after this offering is based on shares outstanding as of April 24, 2009, and excludes:

•	23,304,965 shares issuable upon the exercise of stock options outstanding, at a weighted average exercise price of $20.26 per share;

•	2,454,996 outstanding restricted stock units;

•	3,234,851 shares reserved for future issuance under our equity incentive plans, including shares reserved for future issuance under equity incentive plans not approved by stockholders; and

•	any additional shares that may be reserved for issuance following our 2009 Annual Stockholders’ Meeting on May 21, 2009.

In addition, except as otherwise indicated, the information throughout this prospectus supplement assumes no exercise by the underwriters of their overallotment option to purchase up to an additional 3,375,000 shares.

RISK FACTORS

Investing in our common stock involves risk. You should consider carefully the risks described below and all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Common Stock

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

The market price of our common stock has experienced, and may continue to experience, significant volatility. Between January 1, 2007 and May 5, 2009, the closing sale price of our common stock on the New York Stock Exchange has ranged from a low of $11.51 per share to a high of $48.31 per share. In addition, on April 2, 2007, we paid a special cash dividend of $15.00 per share, which decreased our stock price. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock. These risks include those described or referred to in this “Risk Factors” section and in the other documents incorporated herein by reference as well as, among other things:

•	our operating and financial performance and prospects;

•	our ability to repay our debt;

•	our access to financial and capital markets to refinance our debt or replace our existing senior secured credit and receivables-backed facilities;

•	investor perceptions of us and the industry and markets in which we operate;

•	our dividend policy;

•	future sales of equity or equity-related securities;

•	changes in earnings estimates or buy/sell recommendations by analysts; and

•	general financial, domestic, international, economic and other market conditions.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

The common stock is an equity security and is subordinate to our existing and future indebtedness.

The shares of common stock are equity interests. This means the shares of common stock will rank junior to all of our indebtedness and to other non-equity claims on us and our assets available to satisfy claims on us, including claims in a bankruptcy or similar proceeding. Our existing indebtedness restricts, and future indebtedness may restrict, payment of dividends on the common stock.

Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of common stock, (i) dividends are payable only when and if declared by our board of directors or a duly authorized committee of the board and (ii) as a corporation, we are restricted to only making dividend payments and redemption payments out of legally available assets. Further, the common stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the voting rights available to stockholders generally.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities. The market price of our common stock could decline as a result of sales of a large number of shares of common stock or similar securities in the market after this offering or the perception that such sales could occur.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not expect to pay cash dividends on our common stock, including the common stock issued in this offering. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock. See “Dividend Policy.”

Provisions of our certificate of incorporation, bylaws and Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove the current members of our board and management.

Our corporate charter documents and provisions of Delaware law to which we are subject contain provisions that could discourage, delay or prevent a change in control of our company or changes in our board and management that the stockholders of our company may deem advantageous.

Our certificate of incorporation allows our board of directors to issue up to 1,000,000 shares of preferred stock. The board can determine the price, powers, preferences and rights of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock, for example by adopting a stockholders’ rights plan.

Our certificate of incorporation provides that the members of the board are divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws will not permit our stockholders to call a special meeting of stockholders. Under the bylaws, a special meeting of stockholders may be called only by our Chief Executive Officer, or the Chief Executive Officer or the Secretary at the written request of a majority of the board of directors. The staggering of directors’ terms of office and the limitation on the ability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the board of directors should they desire to do so. In addition, a director may only be removed “for cause,” as defined in our certificate of incorporation. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management. The bylaws will also require that stockholders give advance notice to our Secretary of any nominations for director before any stockholders’ meeting or special meeting called for the purpose of electing directors. These provisions may delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.

Moreover, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $394 million (or approximately $453 million if the underwriters exercise their overallotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of the offering to repay the $122.8 million aggregate principal amount of our subsidiary’s 6.625% senior notes due May 15, 2009, and use the remaining net proceeds to repay indebtedness under our receivables-backed facility. Pending such uses, we may invest the net proceeds in short-term marketable securities. Using the net proceeds of this offering to repay indebtedness will more appropriately align our capital structure with our long-term goals, while increasing our financial and strategic flexibility given the current market environment.

Our $600 million receivables-backed facility matures on March 29, 2010. As of April 29, 2009, we had a drawn balance of approximately $170 million on this facility and approximately $305 million of availability. We have used these funds for working capital and general corporate purposes. Our ability to re-borrow under this facility is subject to a borrowing base formula. The receivables-backed facility bears interest at a variable rate based on the commercial paper yield plus an applicable margin as defined in the agreement. The weighted average interest rate on the receivables-backed facility at March 31, 2009 was 2.43%.

Certain underwriters or affiliates of underwriters are lenders under our receivables-backed facility and, accordingly, will receive a portion of the net proceeds of this offering by reason of the repayment of indebtedness under our receivables-backed facility. See “Underwriting—Other Relationships.”

PRICE RANGE OF COMMON STOCK

Our common stock trades on the New York Stock Exchange under the symbol “DF.” The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as quoted on the New York Stock Exchange.

	High	Low
Fiscal Year ending December 31, 2007:
First Quarter	$48.31	$41.26
Second Quarter	47.33	31.00
Third Quarter	31.85	24.30
Fourth Quarter	27.77	24.51
Fiscal Year ending December 31, 2008:
First Quarter	28.90	19.49
Second Quarter	23.65	18.36
Third Quarter	25.65	17.95
Fourth Quarter	24.42	11.51
Fiscal Year ending December 31, 2009:
First Quarter	21.13	17.83
Second Quarter (through May 5, 2009)	20.70	18.47

The last reported sale price of our common stock on the New York Stock Exchange on May 5, 2009 was $18.47 per share. On May  5, 2009, there were approximately 4,504 record holders of our common stock.

DIVIDEND POLICY

We have not historically declared or paid a regular cash dividend on our common stock. However, on April 2, 2007, we paid a special cash dividend of $15 per share, which decreased our stock price. We have no current plans to pay a cash dividend in the future. No adjustment has been made to the historical stock prices related to the impact of the cash dividend. The terms of our senior secured credit facility restrict our ability to declare or pay dividends on our common stock.

CAPITALIZATION

The following table sets forth, as of March 31, 2009, our consolidated cash and cash equivalents and total capitalization on an actual basis and as adjusted to give effect to the offering of 22.5 million shares of common stock at a public offering price of $18.25 per share and the application of the estimated net proceeds of approximately $394 million (after deducting the underwriting discounts and commissions and estimated offering expenses) to repay our subsidiary’s 6.625% senior notes due May 15, 2009 and to reduce borrowings under our receivables-backed facility. You should read this table in conjunction with our consolidated financial statements and the related notes thereto which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	At March 31, 2009
	Actual	As Adjusted
	(in thousands of U.S. dollars, except share amounts) (Unaudited)
Cash and cash equivalents	$62,995	$62,995

Long-term debt, including current maturities:
Dean Foods:
Senior secured credit facility	$3,264,000	$3,264,000
7.00% Senior Notes due 2016	498,457	498,457

	3,762,457	3,762,457
Subsidiary Debt:
6.625% Senior notes due 2009	122,833	0
6.9% Senior notes due 2017	132,044	132,044
Receivables-backed credit facility	345,000	73,958

Capital lease obligations and other	5,574	5,574

	605,451	211,576

Total	4,367,908	3,974,033
Less current portion	(713,865)	(319,990)

Total long-term portion	3,654,043	3,654,043

Stockholders’ equity
Common stock 154,502,677 shares issued and outstanding, actual and 177,002,677 shares issued and outstanding, as adjusted	1,545	1,770
Additional paid-in capital	541,136	934,786
Retained earnings	327,549	327,549
Accumulated other comprehensive income	(222,547)	(222,547)
Noncontrolling interest	17,472	17,472

Total stockholders’ equity	665,155	1,059,030

Total capitalization	$5,033,063	$5,033,063

UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their purchase, ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change to the foregoing authorities could alter the U.S. federal income and estate tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any U.S. federal gift or alternative minimum tax consequences or state, local or non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	partnerships or other pass-through entities;

•	regulated investment companies or real estate investment trusts;

•	pension plans;

•	non-U.S. corporations that are classified as “passive foreign investment companies” or “controlled foreign corporations” for U.S. federal income tax purposes;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; or

•	certain former citizens or residents of the United States.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner and the partnership holding shares of our common stock should consult his, her or its tax advisors regarding the tax considerations of acquiring, holding and disposing of shares of our common stock.

There can be no assurance that the Internal Revenue Service, referred to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

Except for the stock dividend we declared related to the spin-off of TreeHouse Foods, Inc. and the $15.00 per share special cash dividend we paid on April 2, 2007, we have not declared or paid distributions on our common stock and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such non-U.S. holder’s tax basis in the common stock and thereafter as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder in respect of our common stock generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. In order to claim the benefits of an applicable tax treaty, a non-U.S. holder will be required to satisfy applicable certification (for example, IRS Form W-8BEN or other applicable form) and other requirements prior to the distribution date. Non-U.S. holders eligible for a reduced rate of U.S. federal withholding tax under an applicable tax treaty may obtain a refund or credit of any amounts withheld in excess of that rate by filing an appropriate claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable tax treaty and the requirements for claiming any such benefits.

Dividends paid to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) generally are exempt from the 30% U.S. federal withholding tax. Instead, the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis and at the graduated U.S. federal income tax rates applicable to U.S. persons. Non-U.S. Holders will be required to comply with certification (for example, IRS Form W-8ECI or applicable successor form) and other requirements prior to the distribution date in order for effectively connected income to be exempt from the 30% U.S. federal withholding tax. A corporate non-U.S. holder also may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable tax treaty) with respect to any effectively connected dividends, subject to certain adjustments.

Gain On Sale, Exchange or Other Taxable Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and if required by an applicable tax treaty, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States), in which case the non-U.S. holder generally will be taxed on the net gain at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•

we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will remain regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, will be considered U.S. situs assets and will be included in such individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable tax treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. In general, a non-U.S. holder will not be subject to backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock if the holder provides to us or our paying agent an appropriate certification of non-U.S. status (i.e., IRS Form W-8BEN or other applicable IRS Form W-8) and neither we nor our paying agent has actual knowledge (or reason to know) the holder is a U.S. person.

Information reporting and, depending on the circumstances, backup withholding will apply to the payment of the proceeds from a disposition of our common stock that is effected within the United States or effected outside the United States through certain U.S.-related financial intermediaries, unless the non-U.S. holder appropriately certifies its non-U.S. status, and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining an exemption, if applicable.

UNDERWRITING

We intend to offer the shares of common stock through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), J.P. Morgan Securities Inc. (“J.P. Morgan”), Barclays Capital Inc., and Wachovia Capital Markets, LLC are acting as the representatives of the underwriters named below and joint book-running managers for the offering. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	7,312,500
J.P. Morgan Securities Inc.	6,187,500
Barclays Capital Inc.	2,700,000
Wachovia Capital Markets, LLC	2,700,000
Rabo Securities USA, Inc.	1,125,000
BNP Paribas Securities Corp.	618,750
Calyon Securities (USA) Inc.	618,750
Credit Suisse Securities (USA) LLC	618,750
SunTrust Robinson Humphrey, Inc.	618,750

Total	22,500,000

The underwriters have agreed to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.43 per share of common stock. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share of common stock to other dealers. After the public offering, the public offering price and concession may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of common stock.

	Per Share	Without Option	With Option
Public offering price	$18.25	$410,625,000	$472,218,750
Underwriting discount	$.73	$16,425,000	$18,888,750
Proceeds, before expenses to us	$17.52	$394,200,000	$453,330,000

The expenses of the offering, not including the underwriting discount, are estimated at $325,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

Subject to certain exceptions, we and our executive officers have agreed, for a period of 90 days after the date of this prospectus supplement, and our directors have agreed, for a period of 75 days after the date of this prospectus supplement, not to sell or transfer any shares of our common stock without first obtaining the written consent of Merrill Lynch and J.P. Morgan. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Merrill Lynch and J.P. Morgan have granted an exception to Mr. Gregg Engles, our Chairman and Chief Executive Officer, allowing him to sell up to 100,000 shares of our common stock, which represents less than 2% of Mr. Engles’ total holdings in Dean Foods, during the 90 day period following the date of this prospectus supplement.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

The shares of common stock are listed on the New York Stock Exchange under the symbol “DF.”

Price Stabilization and Short Positions

Until the distribution of the common stock is completed, Securities and Exchange Commission, or the Commission, rules may limit underwriters from bidding for and purchasing our shares of common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with this offering, i.e., if they sell more shares of common stock than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the underwriters’ option to purchase additional common stock described above. Purchases of shares of our common stock to stabilize the price of our common stock or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. Certain of the underwriters may facilitate Internet distribution for this offering to certain of their respective Internet subscription customers. In addition, certain of the underwriters may allocate a limited number of shares of common stock for sale to their respective online brokerage customers. An electronic prospectus supplement and the accompanying prospectus will be made available on the Internet Website maintained by any such underwriter. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any such Internet Website is not part of this prospectus supplement.

Other Relationships

In the ordinary course of business, some of the underwriters and their affiliates have provided in the past, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us for which they have received or will receive customary fees and commissions. In connection with our senior secured credit facility, JPMorgan Chase Bank, National Association (an affiliate of J.P. Morgan Securities Inc.) acts as administrative agent and certain affiliates of the underwriters act as lenders under the senior secured credit facility. In connection with our receivables-backed facility, JPMorgan Chase Bank, National Association acts as agent and certain affiliates of the underwriters also act or have acted as lenders under the receivables-backed facility. In the ordinary course of business, the underwriters and their respective affiliates may participate in loans and actively trade our debt and equity securities for their own account or for the accounts of customers and, accordingly, the underwriters and their respective affiliates may at any time hold long or short positions in such securities.

The underwriters participating in this offering are members of the Financial Industry Regulation Authority, Inc., or FINRA. The syndicate of underwriters that may offer the common stock in this offering includes affiliates of the lenders that participate in our receivables-backed facility. We expect that a portion of the net proceeds of this offering will be paid to a member of FINRA or an affiliate of a member of FINRA by reason of the repayment of indebtedness under our receivables-backed facility as described under “Use of Proceeds.” This offering is being conducted in accordance with FINRA Rule 5110(h).

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of our common stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the shares where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wachovia Capital Markets, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wachovia Securities International Limited, or WSIL. WSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wachovia Capital Markets, LLC. WSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wachovia Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wachovia Capital Markets, LLC and WSIL.

European Economic Area/United Kingdom

In relation to each Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the EEA of shares of common stock which are the subject of the offering contemplated in this prospectus supplement should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor will authorize, the making of any offer of the shares of common stock through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares of common stock contemplated in this prospectus supplement.

For the purposes of this provision, and the buyer’s representation below, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of common stock which are the subject of the offering contemplated by this prospectus supplement under, the offers contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Switzerland

This prospectus supplement, as well as any other material relating to the shares of common stock which are the subject of the offering contemplated by this prospectus supplement, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares of common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares of common stock, including, but not limited to, this prospectus supplement, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The shares of common stock are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares of common stock with the intention to distribute them to the public. The investors will be individually approached by the underwriters from time to time.

This prospectus supplement, as well as any other material relating to the shares of common stock, are personal and confidential and do not constitute an offer to any other person. This prospectus supplement may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

France

This prospectus supplement and the accompanying prospectus (including any amendment, supplement or replacement thereto) have not been prepared in connection with the offering of our common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares of common stock have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D.341-1 of the French Code Monétaire et Financier and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier; none of this prospectus supplement and the accompanying prospectus or any other materials related to the offer or information contained therein relating to our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares of our common stock acquired by any Permitted Investors may be made only as provided by articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Italy

The offering of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or the CONSOB) pursuant to Italian securities legislation and, accordingly, our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or the accompanying prospectus or any other documents relating to our common stock or the offer be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No. 11522, or in other circumstances where an exemption from the rules governing solicitations to the public at large applies in accordance with Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Italian Financial Law, and Article 33 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of our common stock or distribution of copies of this prospectus supplement or the accompanying prospectus or any other document relating to our common stock or the offer in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, the Italian Financial Law, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy. Any investor purchasing shares of our common stock in the offer is solely responsible for ensuring that any offer or resale of shares it purchased in the offer occurs in compliance with applicable laws and regulations. This prospectus supplement and the accompanying prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Dubai International Financial Centre

This prospectus supplement relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus supplement is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus supplement nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of common stock which are the subject of the offering contemplated by this prospectus supplement may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus supplement, you should consult an authorized financial adviser.

LEGAL MATTERS

Certain legal matters in connection with the offering of the shares will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Washington, D.C. Certain legal matters in connection with the offering of the shares will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.deanfoods.com. Our website is not a part of this prospectus supplement. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

Because our common stock is listed on the New York Stock Exchange, you may also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus supplement and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus supplement.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009;

•	Current Reports on Form 8-K filed on February 20, 2009, March 9, 2009, March 18, 2009, April 3, 2009 and April 15, 2009; and

•	Registration Statement on Form 8-A relating to our common stock filed on February 19, 1997 and any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Dean Foods Company

2515 McKinney Avenue, Suite 1200

Dallas, TX 75201

(214) 303-3400

Attn: Investor Relations

Prospectus

DEAN FOODS COMPANY

Common Stock

Preferred Stock

Depositary Shares

Warrants

Stock Purchase Contracts

Dean Foods Company may offer and sell the securities listed above from time to time in one or more classes or series and in amounts, at prices and on terms that we may determine at the time of the offering. We will provide the specific terms of the securities in one or more supplements to this prospectus. The prospectus supplements may also add to, update or change information contained in this prospectus. In addition, selling securityholders may sell these securities, from time to time, on terms described in the applicable prospectus supplement. You should read this prospectus and any applicable prospectus supplement carefully before you invest in the securities.

Our common stock is listed on the New York Stock Exchange under the symbol “DF.”

We or the selling securityholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

You should consider carefully the risk factors included in our periodic reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, before you invest in any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 28, 2008.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may offer and sell, at any time and from time to time, in one or more offerings, any combination of the securities described by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the Company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the securities we may offer. Each time we sell or issue securities, we will provide you with a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any applicable pricing supplement will describe the specific amounts, prices and other material terms of the securities being offered. The prospectus supplement and any applicable pricing supplement may also add, update or change the information in this prospectus. The prospectus supplement and any applicable pricing supplement may also contain information about any material U.S. federal income tax considerations relating to the securities described in the prospectus supplement. You should read this prospectus, the applicable prospectus supplement and any applicable pricing supplement, together with the information contained in the documents referred to under the heading “Where You Can Find More Information” before making an investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus filed by us with the SEC and terms of securities conveyed by us or our underwriters or agents. We have not authorized anyone else to provide you with additional or different information.

These securities are only being offered in jurisdictions where the offer is permitted. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus is accurate as of any date other than their respective dates.

Unless otherwise mentioned or unless the context requires otherwise, when used in this prospectus, the terms “Dean Foods,” “we,” “us” and “our” refer to Dean Foods Company and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange, and you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or a prospectus supplement or by information that we file subsequently that is incorporated by reference into this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Current Report on Form 8-K filed with the SEC on January 24, 2008;

•	the description of our common stock contained in Form 8-A filed on February 19, 1997, and any amendment or report filed under the Exchange Act for the purpose of updating such description;

•

the description of our common stock purchase rights (“Rights”) contained in Form 8-A filed on March 10, 1998, as amended by Form 8-A/A filed on May 27, 2004, and any amendment or report filed under the Exchange Act for the purpose of updating such description; and

•

all documents filed by the Company under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of this offering, other than, in each case, documents or information deemed to have been furnished and not “filed” in accordance with SEC rules.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site. In addition, we post the periodic reports that we file with the SEC on our website at http://www.deanfoods.com . You may also obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Dean Foods Company

2515 McKinney Avenue, Suite 1200

Dallas, Texas 75201

(214) 303-3400

Attention: Investor Relations

FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this prospectus, any prospectus supplement or other documents filed with the SEC may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding: projections of revenue, margins, expenses, earnings from operations, cash flows, synergies or other financial items; plans, strategies and objectives of management for future operations, including statements relating to the Company’s potential acquisitions; developments, performance or industry or market rankings relating to products or services; future economic conditions or performance; the outcome of outstanding claims or legal proceedings; assumptions underlying any of the foregoing; and any other statements that address activities, events or developments that Dean Foods intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “would,” “intend,” “plan,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy,” and similar expressions. These statements are based on assumptions and assessments made by Dean Foods’ management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the risks and uncertainties described under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007, which are incorporated into this prospectus by reference, as well as the following risks and uncertainties:

•	We have substantial debt and other financial obligations and we may incur even more debt.

•	Changes in our credit ratings may have a negative impact on our financing cost or the availability of capital.

•	Availability and changes in raw material and other input costs can adversely affect us.

•	We may not realize anticipated benefits from our multi-year initiatives.

•	We must identify changing consumer preferences and develop and offer innovative products to meet their preferences.

•	Our business is subject to various environmental laws, which may increase our compliance costs.

•	The consolidation of retail customers may put pressures on our operating margins and profitability.

•	The loss of one of our largest customers could negatively impact our sales and profits.

•	Our products could attract increased competitive activity, which could impede our growth rate and cost us sales.

•	We may experience liabilities or negative effects on our reputation as a result of product recalls, product injuries or other legal claims.

•	The loss of rights to any of our licensed brands could adversely affect our sales and profits.

•	Changes in laws, regulations and accounting standards could have an adverse effect on our financial results.

•	Pension costs could increase at a higher than anticipated rate.

•	Disruption of our supply chain could adversely affect our business.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update any forward-looking statement, except as required by law.

DEAN FOODS COMPANY

We are one of the leading food and beverage companies in the United States. Our Dairy Group segment is the largest processor and distributor of milk and other dairy products in the country, with products sold under more than 50 familiar local and regional brand names and a wide-array of private labels. Our WhiteWave segment markets and sells a variety of nationally branded dairy and dairy-related products.

Dairy Group—Our Dairy Group segment is our largest segment, with approximately 88% of our consolidated net sales in 2007. Our Dairy Group manufactures, markets and distributes a wide variety of branded and private label dairy case products, including milk, creamers, ice cream, cultured dairy products and juices to retailers, distributors, foodservice outlets, educational institutions and governmental entities across the United States. Due to the perishable nature of the Dairy Group’s products, our Dairy Group delivers the majority of its products directly to its customers’ stores in refrigerated trucks or trailers that we own or lease. This form of delivery is called a “direct store delivery” or “DSD” system. We believe that our Dairy Group has one of the most extensive refrigerated DSD systems in the United States. The Dairy Group sells its products primarily on a local or regional basis through its local and regional sales forces, although some national customer relationships are coordinated by the Dairy Group’s corporate sales department. Most of the Dairy Group’s customers, including its largest customer, purchase products from the Dairy Group either by purchase order or pursuant to contracts that are generally terminable at will by the customer.

WhiteWave—Our WhiteWave segment develops, manufactures, markets and sells a variety of nationally branded soy, dairy and dairy-related products, such as Silk ® soymilk and cultured soy products; Horizon Organic ® dairy and other products; International Delight ® coffee creamers; LAND O’LAKES ® creamers and fluid dairy products and Rachel’s Organic ® dairy products. WhiteWave also sells The Organic Cow ® organic dairy products. We license the LAND O’LAKES name from third parties.

Our principal executive offices are located at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Our telephone number is (214) 303-3400. We were incorporated in Delaware in 1994. We maintain a website at www.deanfoods.com. The information on our website is a not a part of this prospectus.

USE OF PROCEEDS

Unless we state otherwise in the applicable prospectus supplement, we expect that all of the net proceeds from the sale of the securities will be used to reduce debt under our senior credit facility and for general corporate purposes, including potential future investments or strategic acquisitions. Pending such uses, we may invest the net proceeds in short-term marketable securities. We will not receive any of the proceeds from the sale of securities covered by this prospectus that are sold by selling securityholders.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is based on the provisions of the Delaware General Corporation Law and our restated certificate of incorporation (“certificate of incorporation”) and amended and restated bylaws (“bylaws”). This description does not purport to be complete and is qualified in its entirety by reference to the terms of the certificate of incorporation and bylaws, which are incorporated by reference into the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share. As of February 22, 2008, we had 132,653,146 shares of our common stock outstanding and no shares of preferred stock outstanding.

Description of Common Stock

Holders of our common stock are entitled to one vote per share held of record on any matter submitted to the holders of our common stock for a vote. Our certificate of incorporation does not provide for cumulative voting in the election of directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share equally and ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred stock. The shares of our common stock are neither redeemable nor convertible, and the holders of our common stock have no preemptive rights to subscribe for or purchase any additional shares of capital stock issued by us.

Subject to the rights of the holders of any outstanding shares of preferred stock and any restrictions that may be imposed under our senior secured credit facility, holders of our common stock are entitled to receive dividends, if any, as may be declared by our board of directors out of legally available funds. Our senior secured credit facility currently contains a covenant limiting, subject to certain exceptions, the payment of dividends and distributions (whether in cash, securities or other property) on our common stock, as well as other restricted payments, based upon a leverage ratio (consolidated funded indebtedness to average consolidated EBITDA).

Description of Preferred Stock

Our board of directors has the authority, without further action of our stockholders, to issue up to 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series and to fix the powers, preferences, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designations of the series. The issuance of preferred stock could adversely affect the holders of common stock. The potential issuance of preferred stock may have the effect of discouraging, delaying or preventing a change of control of Dean Foods, may discourage bids for the common stock at a premium over market price of the common stock and may adversely affect the market price of the common stock.

Rights Plan

Under our stockholder rights plan, a Common Stock Purchase Right (a “Right”) attaches to each outstanding share of common stock. The Rights trade with the common stock until the Rights become exercisable. They are exercisable upon the earlier to occur of (1) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding common stock or (2) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding common stock (the earlier of such dates being the “Distribution Date”).

Each Right entitles the stockholder to buy, for a $145 exercise price, one share of common stock. In the event that any person or entity becomes the beneficial owner of 15% or more of the common stock, all Rights holders except the acquirer may purchase shares of common stock worth twice the exercise price. In the event that Dean Foods is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, all Rights holders may purchase the acquirer’s shares at a similar discount. We may redeem the Rights for $0.01 per Right at any time prior to a Distribution Date. The Rights will expire on March 18, 2008, unless our board of directors extends the term of, or earlier redeems, the Rights.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which prohibits a defined set of transactions between a Delaware corporation, such as us, and an interested stockholder. An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term business combination is broadly defined to include mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

This prohibition is effective unless:

•	the business combination is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;

•

the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, the prohibitions do not apply to business combinations with persons who were stockholders before we became subject to Section 203.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage any entity interested in acquiring Dean Foods to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in such entity becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions involving Dean Foods that our stockholders may otherwise deem to be in their best interests.

Certain Provisions Relating to Changes in Control

Our certificate of incorporation and bylaws contain several provisions that could have the effect of delaying, deterring or preventing the acquisition of control of Dean Foods by means of tender offer, open market purchases, a proxy contest or otherwise. Set forth below is a description of those provisions.

Classified Board of Directors

The certificate of incorporation divides the board of directors into three classes, with one class elected annually to the board of directors for a three-year term. Each class is as nearly equal in number as possible, and the stockholders elect approximately one-third of the directors each year to a three-year term. At each annual meeting of stockholders, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term. The classified board provision could increase the likelihood that, in the event of a takeover of Dean Foods, incumbent directors will retain their positions. In addition, the classified board provision will help ensure that our board of directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of Dean Foods, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

Number of Directors; Removal; Filling Vacancies

The bylaws provide that the exact number of directors shall be fixed from time to time by our board of directors. With a classified board, directors may only be removed “for cause” and only by the affirmative vote of a majority of the stockholders entitled to vote. As defined in our bylaws, “for cause” means: (1) commission of an act of fraud or embezzlement against Dean Foods; (2) conviction of a felony or a crime involving moral turpitude; (3) gross negligence or willful misconduct in performing the director’s duties to Dean Foods or its stockholders; or (4) breach of fiduciary duty owed to Dean Foods.

The bylaws also provide that vacant directorships may be filled by the board of directors.

No Cumulative Voting

The DGCL provides that stockholders of a Delaware corporation are not entitled to the right to cumulate votes in the election of directors unless its certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Special Meeting of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by the Chief Executive Officer, and shall be called by the Chief Executive Officer or the Secretary at the written request of a majority of the board of directors. Special meetings may not be called by the stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of Dean Foods no later than March 1 of any calendar year (or if less than 35 days’ notice of a meeting of stockholders is given, stockholder nominations must be delivered to the Secretary of Dean Foods no later than the close of business on the seventh day following the day notice was mailed). Stockholder proposals and nominations for the election of directors at a special meeting must be in writing and received by the Secretary of Dean Foods no later than the close of business on the tenth day following the day on which notice of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The notice of stockholder nominations must set forth certain information with respect to each nominee who is not an incumbent director.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides, as authorized by Section 102(b)(7) of the DGCL, that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Board Authority to Amend Bylaws

Under the bylaws, our board of directors has the authority to adopt, amend or repeal the bylaws without the approval of our stockholders. However, the holders of common stock will also have the right to initiate on their own, with the affirmative vote of 66 2/3 percent of the shares outstanding and without the approval of our board of directors, proposals to adopt, amend or repeal the bylaws.

Certain Effect of Authorized but Unissued Stock

Unissued and unreserved shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and for facilitating corporate acquisitions. One of the effects of unissued and unreserved shares of capital stock may be to enable the board of directors to render more difficult or discourage an attempt to obtain control of Dean Foods by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of our management. If, in the due exercise of its fiduciary obligations, for example, the board of directors determines that a takeover proposal was not in our best interests, such shares could be issued by our board of directors without stockholder approval in one or more private transactions or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent and Registrar

The Bank of New York is the transfer agent and registrar for our common stock.

Stock Exchange Listing

Our common stock is listed for trading on the New York Stock Exchange under the symbol “DF”.

DESCRIPTION OF DEPOSITARY SHARES

The following is a general description of the terms of the deposit agreement, depositary shares and depositary receipts relating to any series of our preferred stock. This description is subject to the detailed provisions of a deposit agreement to be entered into between us and a depositary we select at the time of issue and the description in the prospectus supplement relating to the applicable series of preferred stock represented by such depositary shares and the related depositary receipts. You should refer to the forms of deposit agreement and depositary receipts that we will file with the SEC in connection with the offering of the specific depositary shares for more complete information.

General

We may cause the depositary to elect to offer fractional shares of preferred stock rather than full shares of preferred stock. In that event, we will issue receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the applicable prospectus supplement) of a share of a particular series of preferred stock.

The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000.

Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying the depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights may include dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under a deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering.

Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to the underlying preferred stock to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Withdrawal of Underlying Preferred Stock

Unless we say otherwise in a prospectus supplement, holders may surrender depositary receipts at the principal office of the depositary and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying preferred stock and all money and other property represented by the related depositary shares. We will not issue any partial shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to that holder.

Redemption of Depositary Shares

If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of underlying preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of underlying preferred stock. Whenever we redeem shares of underlying preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of underlying preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately or by other equitable method, as may be determined by the depositary.

Voting

Upon receipt of notice of any meeting at which the holders of the underlying preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares representing underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the underlying preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the underlying preferred stock represented by that holder’s depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all reasonable actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the underlying shares to the extent it does not receive specific instructions with respect to the depositary shares representing the preferred stock.

Conversion or Exchange of Preferred Stock

If the deposited preferred stock is convertible into or exchangeable for other securities, the following will apply. The depositary shares, as such, will not be convertible into or exchangeable for such other securities. Rather, any holder of the depositary shares may surrender the related depositary receipts, together with any amounts payable by the holder in connection with the conversion or the exchange, to the depositary with written instructions to cause conversion or exchange of the preferred stock represented by the depositary shares into or for such other securities. If only some of the depositary shares are to be converted or exchanged, a new depositary receipt or receipts will be issued for any depositary shares not to be converted or exchanged.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended or supplemented by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us upon not less than 60 days’ notice whereupon the depositary shall deliver or make available to each holder of depositary shares, upon surrender of the depositary receipts held by such holder, the number of whole or fractional shares of preferred stock represented by such receipts. The deposit agreement will automatically terminate if (a) all outstanding depositary shares have been redeemed or converted into or exchanged for any other securities into or for which the underlying preferred stock are convertible or exchangeable or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the underlying preferred stock has been distributed to the holders of depositary receipts.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with its duties in accordance with the deposit agreement. Holders of depositary receipts will pay transfer and other taxes and governmental and other charges, including a fee for any permitted withdrawal of shares of underlying preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

Reports

The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the underlying preferred stock.

Limitation on Liability

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or underlying preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting underlying preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

In the event the depositary receives conflicting claims, requests or instructions from any holders of depositary shares, on the one hand, and us, on the other, the depositary will act on our claims, requests or instructions.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company meeting the requirements of the depositary agreement.

DESCRIPTION OF WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. This description is subject to the detailed provisions of a warrant agreement to be entered into between us and a warrant agent we select at the time of issue and the description in the prospectus supplement relating to the applicable series of warrants. You should refer to the forms of warrant agreement and warrants that we file with the SEC in connection with the offering of the specific warrants for more complete information.

General

We may issue warrants to purchase preferred stock, depositary shares, common stock or any combination thereof. Such warrants may be issued independently or together with any such securities and may be attached or separate from such securities. We may issue each series of warrants under a separate warrant agreement to be entered into between a warrant agent and us. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the designation and terms of the securities purchasable upon exercise of such warrants and the number of such securities issuable upon exercise of such warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of certain U.S. federal income tax considerations;

•	the identity of the warrant agent; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and Supplements to Warrant Agreement

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

The following is a general description of the terms of the stock purchase contracts we may issue from time to time.

The applicable prospectus supplement will describe the terms of any stock purchase contracts and, if applicable, prepaid stock purchase contracts. The description in the prospectus supplement will be qualified in its entirety by reference to (1) the stock purchase contracts, (2) the collateral arrangements and depositary arrangements, if applicable, relating to such stock purchase contracts and (3) if applicable, the prepaid stock purchase contracts and the document pursuant to which such prepaid stock purchase contracts will be issued.

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a fixed or varying number of common stock, preferred stock or depositary shares at a future date or dates. The consideration per share of common stock, preferred stock or depositary shares may be fixed at the time that the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any stock purchase contract may include anti-dilution provisions to adjust the number of shares issuable pursuant to such stock purchase contract upon the occurrence of certain events.

The stock purchase contracts may require us to make periodic payments to the holders thereof or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or on a deferred basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract. Any one or more of the above securities or the stock purchase contracts or other collateral may be pledged as security for the holders’ obligations to purchase or sell, as the case may be, the common stock, preferred stock or depositary shares under the stock purchase contracts. The stock purchase contracts may also allow the holders, under certain circumstances, to obtain the release of the security for their obligations under such contracts by depositing with the collateral agent as substitute collateral U.S. Treasury securities with a principal amount at maturity equal to the collateral so released or the maximum number of shares deliverable by such holders under stock purchase contracts requiring the holders to sell common stock, preferred stock or depositary shares to us.

PLAN OF DISTRIBUTION

Any of the securities being offered by this prospectus and any accompanying prospectus supplement may be sold in any one or more of the following ways from time to time.

•	directly to purchasers;

•	through agents;

•	to or through underwriters;

•	through dealers;

•	directly to our stockholders; or

•	through a combination of any such methods of sale.

We may also issue the securities as a dividend or distribution to our stockholders.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

We may solicit offers to purchase directly. Offers to purchase securities also may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”), of the securities so offered and sold.

If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement which will be used by the underwriters to make resales of the securities in respect of which this prospectus is being delivered to the public. If underwriters are utilized in the sale of any securities in respect of which this prospectus is being delivered, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of securities, unless otherwise indicated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of such securities will be obligated to purchase all such securities if any are purchased.

We may grant to the underwriters options to purchase additional securities, to cover over-allotments, if any, at the initial public offering price (with additional underwriting commissions or discounts), as may be set forth in the prospectus supplement relating thereto. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such securities.

If a dealer is used in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and their terms of the transaction will be set forth in the prospectus supplement relating thereto.

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. We may also offer securities through agents in connection with a distribution to our stockholders of rights to purchase such securities. The terms of any such sales will be described in the prospectus supplement relating thereto.

We may offer our equity securities into an existing trading market on the terms described in the applicable prospectus supplement. Underwriters and dealers who may participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.

Pursuant to any standby underwriting agreement entered into in connection with a subscription rights offering to our stockholders, persons acting as standby underwriters may receive a commitment fee for all securities underlying the subscription rights that the underwriter commits to purchase on a standby basis. Additionally, prior to the expiration date with respect to any subscription rights, any standby underwriters in a subscription rights offering to our stockholders may offer such securities on a when-issued basis, including securities to be acquired through the purchase and exercise of subscription rights, at prices set from time to time by the standby underwriters. After the expiration date with respect to such subscription rights, the underwriters may offer securities of the type underlying the subscription rights, whether acquired pursuant to a standby underwriting agreement, the exercise of the subscription rights or the purchase of such securities in the market, to the public at a price or prices to be determined by the underwriters. The standby underwriters may thus realize profits or losses independent of the underwriting discounts or commissions paid by us. If we do not enter into a standby underwriting arrangement in connection with a subscription rights offering to our stockholders, we may elect to retain a dealer-manager to manage such a subscription rights offering for us. Any such dealer-manager may offer securities of the type underlying the subscription rights acquired or to be acquired pursuant to the purchase and exercise of subscription rights and may thus realize profits or losses independent of any dealer-manager fee paid by us.

Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms (“remarketing firms”) acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed thereby.

If so indicated in the applicable prospectus supplement, we may authorize agents, dealers or underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in the applicable prospectus supplement. A commission indicated in the applicable prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.

Agents, underwriters, dealers and remarketing firms may be entitled under relevant agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters, dealers and remarketing firms may be required to make in respect thereof.

Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under Regulation M. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot shares of the securities in connection with an offering of securities, thereby creating a short position in the underwriters’ account. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in the applicable prospectus supplement, each series of securities, other than our common stock that is listed on the New York Stock Exchange, will be a new issue and will have no established trading market. We may elect to list any series of securities on an exchange but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given as to the liquidity of, or activity in, the trading market for any of the securities.

Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, us, our subsidiaries and/or the selling securityholders in the ordinary course of business.

The anticipated date of delivery of securities will be set forth in the applicable prospectus supplement relating to each offer.

Sales by Selling Securityholders

Selling securityholders may use this prospectus in connection with resales of the securities. The applicable prospectus supplement will identify the selling securityholders and the terms of the securities. Selling securityholders may be deemed to be underwriters in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. The selling securityholders will receive all the proceeds from the sale of the securities. We will not receive any proceeds from sales by selling securityholders.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, legal matters relating to the securities will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Washington, D.C.

EXPERTS

The financial statements and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of Dean Foods Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

22,500,000 Shares

Dean Foods Company

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

J.P.Morgan

Barclays Capital

Wachovia Securities

Rabo Securities USA, Inc.

BNP PARIBAS

Calyon Securities (USA) Inc.

Credit Suisse

SunTrust Robinson Humphrey

May 5, 2009